KLX Inc.

August 24, 2017

VIA EDGAR AND FEDEX

Melissa Raminpour
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       KLX Inc.

Form 10-K for the Fiscal Year Ended January 31, 2017

Filed April 14, 2017

Form 10-Q for the Quarterly Period Ended April 30, 2017

Filed May 25, 2017

Form 8-K filed May 24, 2017

File No. 001-36610

Dear Ms. Raminpour:

 This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 14, 2017, regarding the Annual Report on Form 10-K (the “Form 10-K”) of KLX Inc. (the “Company,” “KLX,” “we” “our” or “us”), filed on April 14, 2017 and the Quarterly Report on Form 10-Q (the “Form 10-Q”) of KLX Inc. filed on May 24, 2017. Each of your comments is set forth below, followed by our corresponding response.

 The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 31, 2017

Management’s Discussion and Analysis, page 44

Segment Results, page 48

1. We note that your discussion of segmental results of operations only addresses the years of January 31, 2017 compared to January 31, 2016, along with the discussion of the one month period ended January 31, 2105. In this regard, we note segmental results of operations for the year ended January 31, 2016 compared to the year ended December 31, 2014 appears to have been omitted. Please revise to include within your MD&A, a discussion of results of operations by segment for each period for which financial statements are provided.

We acknowledge the Staff’s comment and the Company will revise its future filings to include a discussion of segmental results of operations for each period for which the financial statements are presented.  We respectfully note that the MD&A included in the Form 10-K discloses within the discussion of the consolidated results for Fiscal 2015 compared to Fiscal 2014, much of the disclosure that would be included in a separate discussion of the segmental results for Fiscal 2015 compared to Fiscal 2014.  In addition, we respectfully note that discussion of the segmental

Ms.  Melissa Raminpour

KLX Inc.

August 24, 2017

results for Fiscal 2015 compared to Fiscal 2014 was disclosed in the Company’s Form 10-K for the year ended January 31, 2016.

2. In addition, refer to the Cash Flows discussion on page 50. Please provide a discussion for each period in which statements of cash flows are presented. In this regard, it appears the earliest year had been omitted. Also to the extent cash flows from financing activities are material or vary significantly between periods, such discussion should be included.

We acknowledge the Staff’s comment and the Company will revise its future filings to provide further clarification for each of the periods presented in the relevant filing when discussing its cash flows.  We respectfully submit that the discussions of capital spending and outstanding debt and other financing arrangements in Liquidity and Capital Resources in the Form 10-K provides discussion of the principal components of the Company’s cash flows for the earliest period presented, but as stated above, we will revise future filings to clarify that such discussions are comparing each of the years presented and the components of the cash flows for each such year, rather than being a discussion of just two years.  We acknowledge the Staff’s comment regarding cash flows from financing activities and the Company will revise its future filings to include a discussion of any material financing cash flows or significant variances between periods.  We have included the discussion of cash flows from financing activities below.

The primary use of cash in financing activities during the year ended January 31, 2017 was related to our share repurchase program, under which we repurchased 982,062 shares of common stock at an average price of $41.20 per share for a total of $40.5. The primary use of cash in financing activities during the year ended January 31, 2016 was for $90.9 of deferred acquisition payments associated with acquisitions we made in 2014. The primary source of cash in financing activities during the year ended December 31, 2014 was $1,172.1 of net proceeds from the issuance of $1,200.0 of our 5.875% senior unsecured notes, offset by net transfers to B/E Aerospace related to the Spin-Off.

Notes to the Financial Statements

Note 13. Segment Reporting, page F-23

3. We note that you have two reportable segments, ASG and ESG. In light of the fact that it appears these segments consists of several types of products and services, please revise the notes to the financial statements to disclose revenues for each product or service or each group of similar products and services as required by ASC 280-10-50-40.

The primary business of the Company’s Aerospace Solutions Group segment (ASG) is to procure, warehouse and distribute consumable products (principally fasteners) to aerospace customers throughout the world.  Substantially all of ASG revenues are product revenues, with services revenues representing less than 10% of segment revenues. ASG is organized and managed on both a geographic and matrix basis.  ASG operates one central operating facility with a number of forward stocking facilities.  The facilities share common aerospace fastener inventory databases.  Furthermore, inventory is procured on a centralized basis and marketed to

Ms.  Melissa Raminpour

KLX Inc.

August 24, 2017

the same customers by a common sales force.  All locations share a common information system and are supported by centrally-located purchasing, inventory management and administrative personnel.

Due to the homogeneous nature of ASG’s products and the alignment of its organizational model, the Company does not consider revenues by product line to be a meaningful metric, and does not use such a metric, in its management of the business. Consistent with the foregoing, the Company has not designed its accounting systems to track and report revenues by product line.  In order to accurately record and report product line metrics, the Company would need to design and implement new processes and systems around such metrics even though such metrics are not used in managing the business. Therefore, management does not believe that it is practicable to report revenues on a product line basis.  We will revise our future filings to disclose that such disclosure is impracticable.

The primary business of the Company’s Energy Solutions Group segment (ESG) is to provide fishing, wireline, pressure control, completion and other related services and products to energy industry customers who focus on developing and producing oil and gas onshore in North America.  ESG is organized and managed on both a geographic and matrix basis.  ESG operates in multiple facilities which share a common information system and are supported by centrally-located sales, purchasing and administrative personnel. The Company concluded that the services offered by the segment were similar in nature, marketed to the same customers and provided using similar methods, and the products revenue was not material; therefore disclosure of revenue for each product and service was not required.

Further, ESG represented approximately 10% of consolidated revenues for the year ended January 31, 2017, and any further disaggregation of revenues for this segment is not considered material to the Company’s financial statements.

Form 10-Q for the Quarterly Period Ended April 30, 2017

4. We note from your disclosure in Note 4 that you value inventories at the lower of cost or market, using first-in, first-out or weighted average cost method. In light of the fact that inventory is the most significant asset on your balance sheet as of April 30, 2017, please tell us how the adoption of ASU 2015-11 affected your financial statements and disclosures. In this regard, the guidance requires inventory to be valued at the lower of cost and net realizable value, rather than lower of cost or market. Please tell us and revise your financial statements accordingly.

We acknowledge the Staff’s comment and respectfully submit that this was an oversight in the terminology used to disclose the valuation of our inventory in our Form 10-Q for the quarterly period ended April 30, 2017.  The Company did in fact value its inventory at the lower of cost or net realizable value for the quarterly period ended April 30, 2017.  As disclosed in the Company’s Form 10-K for the year ended January 31, 2016, the Company evaluated the requirements of adopting ASU 2015-11 and determined it would not have a material impact on the Company’s

Ms.  Melissa Raminpour

KLX Inc.

August 24, 2017

consolidated financial statements.  The Company will revise its future filings to reflect the fact that inventories are valued at the lower of cost or net realizable value.

Form 8-K (Exhibit 99.1) furnished May 24, 2017

5. We note that on page 4 of your earnings release you disclose your fiscal 2017 guidance which includes several non-GAAP amounts such as expected adjusted net earnings and expected adjusted net earnings per diluted share. Please revise to include a reconciliation of these projected amounts to their equivalent measures presented in accordance with GAAP, or disclose that the reconciliations cannot be presented without unreasonable efforts. See Question 102.10 of the C&DI on Non-GAAP Financial Measures updated May 17, 2016.

We acknowledge the Staff’s comment and the Company will revise its future filings to include a reconciliation of our fiscal 2017 and similar guidance for adjusted net earnings and adjusted net earnings per diluted share to their equivalent GAAP measures of net earnings and net earnings per diluted share.

*   *   *

Ms.  Melissa Raminpour

KLX Inc.

August 24, 2017

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K, please direct them to the undersigned by phone at (561) 383-5100 or by email transmissions sent to Mike.Senft@klx.com.

Sincerely,

/s/ Michael F. Senft
Michael F. Senft
Chief Financial Officer

cc:Valerie Ford Jacob, Esq.
Freshfields Bruckhaus Deringer US LLP